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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              NET PERCEPTIONS, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    64107U101
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 2000
     ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     William D. Savoy                       Lucas D. Schenck
     505 Union Station                      Foster Pepper & Shefelman PLLC
     505 Fifth Avenue, Suite 900            1111 Third Avenue, Suite 3400
     Seattle, Washington  98104             Seattle, Washington  98101
     (206) 342-2000                         (206) 447-4400

     ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_] Rule 13d-1(b)

              [_] Rule 13d-1(c)

              [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------                         ------------------------------
CUSIP NO. 64107U101                 13G                Page 2 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            -0- shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              -0- shares
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      -0- shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      -0- shares
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- shares

--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                         ------------------------------
CUSIP NO. 64107U101                 13G                Page 3 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Washington
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 5    SOLE VOTING POWER

 NUMBER OF            -0- shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     6    SHARED VOTING POWER
  OWNED BY
    EACH              -0- shares
 REPORTING     ----- -----------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH
                      -0- shares
               ----- -----------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      -0- shares
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- shares

--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

Item 1 (a).  Name of Issuer:  Net Perceptions, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

        7901 Flying Cloud Drive
        Minneapolis, Minnesota 55344


Item  2  (a).  Name  of  Person  Filing:  Paul  G.  Allen  and  Vulcan  Ventures
Incorporated

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

        505 Union Station, 505 Fifth Avenue, Suite 900
        Seattle, Washington  98104


Item 2 (c). Citizenship:Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2 (e).  CUSIP Number: 64107U101


Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.  Ownership

  (a) Amount Beneficially Owned:-0- shares

  (b) Percent of Class:  0%

  (c) Number of Shares as to which Such Person has:

      (i)    sole power to vote or to direct the vote                 -0- shares
      (ii)   shared power to vote or to direct the vote               -0- shares
      (iii)  sole power to dispose or to direct the disposition of    -0- shares
      (iv)   shared power to dispose or to direct the disposition of  -0- shares


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

    Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    Not applicable.


Item 8.   Identification and Classification of Members of the Group

    Not applicable.

Item 9.   Notice of Dissolution of Group

    Not applicable.

Item 10.  Certification

    Not applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VULCAN VENTURES INCORPORATED



     February 8, 2001             By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


     February 8, 2001                                   *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                   William D. Savoy  as  Attorney-in  Fact  for
                                   Paul G. Allen pursuant to a Power of Attorney
                                   filed   on   August  30,  1999,   with   the
                                   Schedule 13G of Vulcan Ventures Incorporated
                                   and Paul G. Allen for Pathogenesis, Inc. and
                                   incorporated herein by reference.

                                  EXHIBIT INDEX

Exhibit                                     Description
-------                                     -----------

 99.1                                       Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement
                             ----------------------


     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  February 8, 2001.

                                   VULCAN VENTURES INCORPORATED



                                   By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


                                                        *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                   William D. Savoy  as  Attorney-in  Fact  for
                                   Paul G. Allen pursuant to a Power of Attorney
                                   filed   on   August  30,  1999,   with   the
                                   Schedule 13G of Vulcan Ventures Incorporated
                                   and Paul G. Allen for Pathogenesis, Inc. and
                                   incorporated herein by reference.